EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended
	March 31, 2017		December 31, 2016	March 31, 2016
Earnings:
Net income (loss)	$179.9		$(1,142.5)	$146.0
Provision (benefit) for income taxes — continuing operations	56.2		(6.6)	44.4
Loss (income) from discontinued operation, net of taxes	(101.7)		716.7	(85.0)
Income (loss) from continuing operations, before provision (benefit) or income taxes	134.4		(432.4)	105.4
Fixed Charges:
Interest and debt expenses on indebtedness	163.1		178.4	195.0
Interest factor: one-third of rentals on real and personal properties	3.6		3.7	3.1
Total fixed charges for computation of ratio	166.7		182.1	198.1
Total earnings (loss) before provision (benefit) for income taxes and fixed charges	$301.1		$(250.3)	$303.5
Ratios of earnings to fixed charges	1.81	x	(1)	1.53	x
(1)	Earnings were insufficient to cover fixed charges by $432.4 million for the quarter ended December 31, 2016.